EXHIBIT 2.7

                                OPTION AGREEMENT

                                  (FDI/SCHAFIR)

         THIS OPTION AGREEMENT (this "Agreement") is entered into this 1st day of October, 2003 by and between Harlan M. Schafir, ("Schafir"), and Fortune Diversified Industries, Inc. ("FDI").

                                    RECITALS

1. Contemporaneously with the execution of this Agreement, FDI acquired 100% of the common shares of Professional Staff Management, Inc. ("PSM"), Professional Staff Management, Inc. II and Pro Staff, Inc. (collectively "Companies"), pursuant to Agreements and Plans of Merger by and among FDI, certain subsidiaries of FDI, Professional Staff Management, Inc., Professional Staff Management, Inc. II, Pro Staff, Inc. and Harlan Schafir ("Merger Agreements").

2. As part of the acquisition, FDI issued 13,100,000 shares of FDI's common stock ("FDI Stock") to Schafir.

3. Schafir and FDI desire that the FDI Stock have certain rights and restrictions.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Put Options. Schafir shall have the option to put any or all of the FDI Stock received by him to FDI, according to the terms of this Agreement. Upon exercise of such put option by Schafir, subject to prior sale pursuant to the Option Agreement (Fortune/Kingston/Schafir) of even date herewith, FDI shall have the obligation to purchase the FDI Stock so put according to the terms of this Agreement. Except as otherwise described herein, the put price shall be dependent upon the Companies' combined cumulative EBITDA during the three-year period October l, 2003 to September 30, 2006 ("Regular Test Period").

(A) With respect to 10,000,000 shares of the FDI Stock: a) if the Companies' combined cumulative EBITDA during the Regular Test Period is (i) greater than $3,600,000.00, the put price per share shall be $0.60; (ii) greater than $3,000,000 but less than or equal to $3,600,000, the put price per share shall be $0.50; or (iii) greater than $2,400,000 but less than or equal to $3,000,000, the put price per share shall be $0.40; and b) if the Companies' combined cumulative EBITDA during the Regular Test Period is less than or equal to $2,400,000, Schafir shall not have any put rights. Schafir's rights under this
Section 1(A) may be further limited as more fully described in Section 9 of the Registration Rights Agreement between FDI and Schafir dated the same date hereof (the "Registration Rights Agreement").


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(B) With respect to 2,500,000 shares of the FDI Stock, if the Companies'
combined cumulative EBITDA during the Regular Test Period is (i) greater than $3,600,000, the put price per share shall be $0.60, and (ii) greater than $0.00 but less than or equal to $3,600,000, the put price per share shall be $0.50.

(C) With respect to 600,000 shares of the FDI Stock: a) if the Companies' combined cumulative EBITDA during the Regular Test Period is (i) greater than $3,000,000, the put price per share shall be $1.00; (ii) greater than $2,000,000 but less than or equal to $3,000,000, the put price per share shall be $0.75; and (iii) greater than $1,000,000 but less than or equal to $2,000,000, the put price per share shall be $0.50; and b) if the Companies' combined cumulative EDITDA during the Regular Test Period is less than or equal to $1,000,000, Schafir shall not have any put rights.

(D) If there is a Triggering Event (as hereinafter defined) prior to the completion of the Regular Test Period, FDI shall give Schafir prompt written notice thereof and Schafir may exercise the put options for the 13,100,000 shares of FDI Stock based upon a shorter test period pursuant to the terms of this paragraph. The put price shall be dependent upon the Companies' combined cumulative EBITDA during the period beginning on October 1, 2003 and ending on the last day of the month preceding the month in which the Triggering Event occurs ("Short Test Period"). The income thresholds described in the three (3) previous paragraphs relating to the Regular Test Period shall be reduced proportionately based upon the number of months contained in the Short Test Period versus the number of months contained in the Regular Test Period (36 months). So for example, with respect to the 10,000,000 shares of the FDI Stock, if the Short Test Period contains eighteen (18) months and the combined cumulative EBITDA during the Short Test Period is greater than $1,800,000 (18/36 x $3,600,000), the put price per share shall be $0.60. Schafir may, in his discretion, exercise the put options based upon the Short Test Period (if applicable), or he may exercise the put options based on the Regular Test Period. This Section 1(D) shall not apply if Schafir's employment with the Companies or FDI is terminated with Cause but Schafir's other rights hereunder shall not be affected by his termination with Cause.

(E) If Schafir's employment with the Companies or FDI is terminated due to Schafir's death prior to the completion of the Regular Test Period, Schafir's personal representative may exercise the put options pursuant to the terms of this paragraph. FDI shall purchase or shall cause Companies to purchase an Eight Million Dollar ($8,000,000) term life insurance policy on the life of Schafir. The beneficiary shall be FDI. Upon the death of Schafir and the receipt of insurance proceeds, FDI shall notify Schafir's personal representative of FDI's receipt of insurance proceeds. For a period of sixty (60) days following receipt of FDI's notice, Schafir's personal representative may, in his/her sole discretion, elect to sell all or any part of the 13,100,000 shares of FDI Stock to FDI for a purchase price of $0.61 per share (Eight Million Dollars ($8,000,000) in total). Upon Schafir's personal representative's exercise of the put options and receipt of the purchase price, Schafir's option to put the 13,100,000 shares of FDI stock to Carter M. Fortune, Robert J. Kingston and FDI shall immediately expire. Notwithstanding anything in this Agreement to the contrary, if Schafir's personal representative does not exercise the put option to sell any of the 13,100,000 shares of FDI Stock to FDI pursuant to the terms of this paragraph, Schafir's option to put any remaining unsold shares of FDI Stock to Carter M. Fortune, Robert J. Kingston and FDI shall immediately expire.

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(F) As used herein, "Triggering Event" means (i) the termination of Schafir's employment by PSM or FDI without Cause (as defined in Schafir's employment agreements, respectively, with the Companies and FDI); (ii) Schafir becoming Permanently Disabled (as defined in such employment agreements); (iii) the sale of all or substantially all of the assets of PSM or FDI; (iv) PSM ceasing to be a wholly-owned subsidiary of FDI; (v) the insolvency of FDI; (vi) the breach by any party (other than Schafir) under either of the Control Agreements (as hereinafter defined); or (vii) the breach by FDI of its obligations under
Section 1(E) of this Agreement.

(G) For purposes of Section 1(F), the effective date of a Triggering Event (i) by reason of Schafir's termination without Cause, shall be the Termination Date (as defined in such employment agreements); (ii) by reason of Schafir becoming Permanently Disabled, the Termination Date (as defined in such employment agreements) or the effective date of Schafir's resignation by reason of such permanent disability; (iii) by reason of the sale of assets, the closing date of such sale; (iv) by reason of insolvency, the earliest of (a) the date on which a petition in bankruptcy is filed by or against FDI, (b) the date that FDI applies for, consents to, or suffers the appointment of or the taking of possession by a receiver, trustee, custodian, liquidator or similar fiduciary of it or any substantial part of its assets, (c) the date FDI is adjudicated bankrupt or insolvent, or (d) the date FDI admits in writing its inability to pay its debts as they become due or ceases operation; or (vi) by reason of breach, the date Schafir gives notice to the appropriate party of such breach, as applicable and such breach is not promptly contested by such party.

2. Exercise Period: Except as described in Section 1(E), Schafir may only exercise the put options during the thirty (30) day exercise period that begins on the date there is final resolution of the EBITDA calculation for the Regular Test Period. Any closing on a sale of the FDI Stock to FDI shall occur within twenty (20) days after the date of exercise. If Schafir or his personal representative does not exercise the put options during this exercise period (except as described in Section 1(E)), the put options shall expire.

3. Priority of Exercise. Pursuant to the Merger Agreements, Schafir has certain other put options available to him. Schafir shall exercise the put options described in this Agreement and the other put options available to him in the priority described in Sections 1.10 of the Merger Agreements.

4. EBITDA. "EBITDA" for any fiscal period shall be defined as follows:

(i)      the Companies' combined net income for such period; plus, ----

(ii) to the extent deducted in determining the Companies' combined net income for such period, the sum of:

         (A) interest expense with respect to indebtedness; federal and state income and taxes; depreciation, including but not limited to depreciation of physical structures, fixtures, machinery and equipment; and amortization of goodwill, intangible and other assets; and

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

         (B) any intercompany expenses allocated to the Companies by FDI, net of any corresponding efficiencies (excluding, however, any expenses that directly benefit the Companies and that do not exceed the cost that would be charged by a third-party vendor and an allocation of $2,000.00 per month representing the estimated additional cost of accounting services); minus

(iii) the amount of compensation and other benefits paid to Schafir or made for the benefit of Schafir by FDI in an amount not to exceed: $60,000 during the period October 1, 2003 to September 30, 2004; $30,000 during the period October 1, 2004 to September 30, 2005; and $0.00 during the period October 1, 2005 to September 30, 2006; minus

(iv) the premiums paid for the insurance policy described in Section 1(E) for such period to the extent not deducted in determining the Companies combined net income for such period; minus

(v) the proceeds received from the insurance policy described in Section 1(E) for such period to the extent included in determining the Companies combined net income for such period; minus

(vi) any income related to the reversal of any accrual made in connection with (a) the sexual discrimination lawsuit disclosed as part of the disclosure schedules to the Merger Agreements; or (b) the excise tax issue disclosed as part of the disclosure schedules to the Merger Agreements.

         FDI shall cause the books and records of the Companies to be maintained in a manner to enable EBITDA for the fiscal period to be reasonably and consistently determined. Upon the request of Schafir such books and records shall be made available to Schafir and his attorneys and accountants for inspection and copying upon reasonable notice during normal business hours.

          Except as otherwise expressly provided herein or as expressly agreed in writing by Schafir, any amount or calculation to be made in connection with EBITDA shall be determined or made (i) in accordance with GAAP in a manner consistent with the accounting principles and methodologies used in preparation of the Companies's audited financial statements as modified in the manner set forth in Schedule 3.8 to the Merger Agreements, (ii) using the revenue, income and expense recognition policies and practices used by the Companies in those financial statements, and (iii) using reasonable reserves for pending claims based upon the Companies' historical claim experience.

5. Calculation of EBITDA. FDI shall cause its regular independent certified public accounting firm (or other firm of independent certified public accountants reasonably satisfactory to Schafir) to calculate EBITDA during the Regular Test Period and the Short Test Period (if applicable). FDI shall provide

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

a written explanation of such calculations, in such detail and with such accompanying documentation as Schafir may request, to Schafir on or before the dates that are forty five (45) days following the conclusion of the Regular Test Period and the Short Term Period (if applicable). FDI's calculations of EBITDA shall be final and binding upon the parties and shall be finally resolved upon the expiration of ten (10) days following receipt thereof by the parties unless Schafir objects to such calculations within ten (10) days following the receipt thereof, in which case FDI and Schafir shall exercise their respective best efforts to resolve such dispute within ten (10) days of Schafir's objection.

6. Dispute Resolution. If FDI and Schafir are unable to agree on a final calculation of EBITDA within the ten (10) day periods, then FDI shall select a firm of independent certified public accountants which has a regional or national reputation and which is wholly unrelated to FDI, Carter M. Fortune, John F. Fisbeck and Schafir (the "Arbitrating Accounting Firm") shall make a final determination. In such case, (i) FDI and (ii) Schafir shall inform the Arbitrating Accounting Firm of their respective calculations of EBITDA, and each shall be granted the opportunity to provide to the Arbitrating Accounting Firm verbal and written explanations of their respective calculations. The Arbitrating Accounting Firm shall be instructed to reach a determination that is within the range of values proposed by FDI and Schafir and to complete its analysis and calculations within twenty (20) days of its engagement. The determination of the Arbitrating Accounting Firm shall not be more than the EBITDA amount determined by Schafir nor less than the EBITDA amount determined by FDI's accountants. The determination of the Arbitrating Accounting Firm shall be in writing with an explanation in reasonable detail of the basis for its decision. Such determination of the Arbitrating Accounting Firm shall be final and binding upon the parties. One half of the fees of the Arbitrating Accounting Firm and one half of any deposit required by the Arbitrating Accounting Firm shall be paid by each party. The determination of EBITDA pursuant to Sections 4 and 5 hereof shall take precedence to any determination of EBITDA pursuant to Sections 4 and 5 of the Option Agreement (Fortune/Kingston/Schafir).

7. Maintenance of Economic Structure of the Put Options. It is the intent of the parties that the put options provided for in this Agreement, and the relative rights associated therewith, shall be appropriately adjusted so as to maintain the economic structure contemplated by the parties as set forth herein. Without limiting the generality of the foregoing, if there is any change in FDI's common stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization or by any other means (an "Organic Change"), appropriate adjustments shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the FDI Stock as so changed and so that Schafir or his personal representative, as the case may be, shall have the right to receive the same consideration that he or it would have received if such Organic Change had not occurred.

8. Retention of FDI Stock. All of the FDI Stock received by Schafir shall be retained by Schafir until the earlier of : (i) the exercise of the put options or call option described in Section 7 of the Option Agreement (Fortune/Kingston/Schafir) dated the same date hereof for all of the FDI Stock as provided for in this Agreement or in the Option Agreement (Fortune/Kingston/Schafir); (ii) the expiration of all applicable exercise periods (including any extensions) for all of the put options and call option without exercise of such put options or call option, (iii) FDI sells

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

substantially all of its assets; (iv) Carter M. Fortune, Robert J. Kingston and John F. Fisbeck sell more than fifty percent (50%) of the FDI shares that they collectively own on the date of this Agreement; or (v) the sale of all of the FDI Stock pursuant to the terms of the Registration Rights Agreement. Schafir shall not voluntarily, sell, bequeath, transfer, assign, make a gift of or otherwise dispose of, mortgage, encumber, hypothecate, pledge or offer, or enter into a contract with respect to any of the foregoing, any part or all of the FDI stock or any interest thereon to any other person, company or other entity, unless Schafir receives the written consent of FDI, which consent may be withheld in FDI's sole and absolute discretion. Notwithstanding the above, if requested by Schafir, FDI will consent to Schafir's transfer of up to two million (2,000,000) shares (above 2,000,000 subject to consent which shall not be unreasonably withheld or delayed) of FDI Stock to Schafir's wife or children. Any transferred shares are subject to the terms and conditions and entitled to the benefits of this Agreement. In addition, the certificates issued by FDI to Schafir (whether or not transferred pursuant to the previous sentence) representing the shares of FDI Stock shall contain a legend stating that such shares are subject to the terms and conditions of this Agreement.

9. Location of FDI Stock Certificates. Pending the exercise of the put options provided for in this Agreement or the expiration of the exercise period (including any extensions) for such put options without exercise thereof, Schafir shall maintain all of the FDI Stock in an account at the downtown Indianapolis office of Merrill Lynch.

10. Security. As described in Section 11 of the Option Agreement (Fortune/Kingston/Schafir), Carter M. Fortune and Robert J. Kingston respectively executed Merrill Lynch Pledged Collateral Account Control Agreements with Schafir and Merrill Lynch, Pierce, Fenner & Smith Incorporated of even date (together the "Control Agreements"). Carter M. Fortune and Robert
J. Kingston contributed marketable securities subject to the Control Agreements having a value of approximately seven million dollars ($7,000,000). FDI agrees that if the value (reviewed quarterly) of the marketable securities subject to the Control Agreements declines to less than five million, five hundred thousand dollars ($5,500,000), FDI will execute a Merrill Lynch Pledged Collateral Account Control Agreement with Schafir in a form substantially similar to the Control Agreements and will fund such collateral account with sufficient marketable securities so that the value of the collateral account funded by FDI and the value of the marketable securities subject to the Control Agreements exceeds seven million dollars ($7,000,000). Similarly, if the value (reviewed quarterly) of the marketable securities subject to the Control Agreements and the value of the collateral account funded by FDI exceeds eight million, five hundred thousand dollars ($8,500,000), Schafir will permit FDI, Carter M. Fortune and Robert J. Kingston (in such proportions as they may agree) to withdraw marketable securities from the collateral accounts provided the value of the marketable securities subject to the Control Agreements and the value of the collateral account funded by FDI exceeds seven million dollars ($7,000,000).

11. Notices. All notices or other communications permitted or required under this Agreement shall be in writing and shall be sufficiently given if and when hand delivered to the persons set forth below or if sent by documented overnight delivery service or registered or certified mail, postage prepaid, return receipt requested, or by facsimile, receipt acknowledged, addressed as set forth below or to such other person or persons and/or at such other address or addresses as shall be furnished in writing by any party hereto to the others.

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

Any such notice or communication shall be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefore in all other cases.

To Schafir:
----------

Harlan M. Schafir
3026 Lantern Trail
Richmond, IN  47374

With a copy to (which shall not constitute notice):
---------------------------------------------------

Donald K. Densborn
Sommer Barnard Ackerson, P.C.
8900 Keystone Crossing, Suite 1150
Indianapolis, IN  46240
Fax:  (317) 844-4780



To FDI:
------

Fortune Diversified Industries, Inc.
Attention:  Carter Fortune
6809 Corporate Drive
Indianapolis, IN 46278

With a copy to (which shall not constitute notice):
---------------------------------------------------

Robert J. Milford
Drewry Simmons Pitts & Vornehm, LLP
8888 Keystone Crossing, Suite 1200
Indianapolis, IN 46240
Fax: (317) 580-4855


12. Assignment. No party shall assign this Agreement or delegate any of his/its rights or obligations hereunder, without prior written consent of the other party provided, however, this Agreement shall be assignable by a party to any permitted transferee or to his legal or personal representative upon his death or Permanent Disability. Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon, the parties hereto, and each of their respective successors, heirs and assigns.

13. Amendment, Modification and Waiver. The parties may amend or modify this Agreement in any respect. Any such amendment, modification, extension or waiver shall be in writing and signed by all parties hereto.

14. Governing Law. This Agreement is made pursuant to, and shall be construed and enforced in accordance with, the laws of the State of Indiana (and United States federal law, to the extent applicable), irrespective of the principal place of business, residence or domicile of the parties hereto, and without giving effect to otherwise applicable principles of conflicts of law.

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

15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original; and any person may become a party hereto by executing a counterpart hereof, but all of such counterparts together shall be deemed to be one and the same instrument.

16. Entire Agreement. This Agreement together with the Control Agreements constitutes the entire agreement between the parties hereto with respect to the put right and supersedes all prior agreements and understandings.



                            [SIGNATURE PAGE FOLLOWS]










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         IN WITNESS WHEREOF, each of the parties hereto has duly executed this
Agreement all as of the date first above written.




FORTUNE DIVERSIFIED INDUSTRIES, INC.


By:  _________________________________     _________________________________
     Carter M. Fortune, CEO                Harlan M. Schafir


























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